================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


-----
  X       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
-----
          OF 1934

          For the fiscal year ended December 31, 1998


-----
          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
-----
          ACT OF 1934


Commission file number             333-04963
                         ------------------------------------

                   CASE CORPORATION RETIREMENT SAVINGS PLAN

                           (Full Title of the Plan)


                               CASE CORPORATION
            (Exact name of registrant as specified in its charter)

          Delaware                                       76-0433811
(State of Incorporation)                (I.R.S. Employer Identification Number)

                               700 State Street
                            Racine, Wisconsin 53404
                                 414-636-6011
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

================================================================================

Item 1.     Financial Statements and Exhibits
            ---------------------------------

            Listed below are the financial statements and exhibits filed as a part of this annual report:

            (a)   Financial Statements-

                  (i)    Report of Independent Public Accountants

                  (ii) Statements of Net Assets Available for Benefits With Fund Information: As of December 31, 1998 and 1997

                  (iii) Statement of Changes in Net Assets Available for Benefits With Fund Information: For the Year Ended December 31, 1998

                  (iv)   Notes to Financial Statements

                  (v)    Supplemental Schedules:
                         Schedule I - Item 27(a): Schedule of Assets Held for Investment Purposes
                         Schedule II - Item 27(d): Schedule of Reportable Transactions

            (b)   Exhibit-

                    (i)  Exhibit 1 - Consent of Independent Public Accountants

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                             CASE CORPORATION
                                             RETIREMENT SAVINGS PLAN





                                             By ________________________________
                                                        Marc J. Castor
                                                 Vice President, Human Resources



Date: June 11, 1999

                   CASE CORPORATION RETIREMENT SAVINGS PLAN
                   ----------------------------------------

             FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
             -----------------------------------------------------

            TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
            ------------------------------------------------------

                   CASE CORPORATION RETIREMENT SAVINGS PLAN
                   ----------------------------------------

                             FINANCIAL STATEMENTS
                             --------------------

                          DECEMBER 31, 1998 AND 1997
                          --------------------------

                               TABLE OF CONTENTS
                               -----------------



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

   Statements of Net Assets Available for Benefits With Fund Information
      - December 31, 1998 and 1997

   Statement of Changes in Net Assets Available for Benefits With Fund
        Information - For the Year Ended December 31, 1998


NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES

    Schedule I  - Item 27(a) - Schedule of Assets Held for Investment Purposes

    Schedule II - Item 27(d) - Schedule of Reportable Transactions

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrator of the
    Case Corporation Retirement Savings Plan


We have audited the accompanying statements of net assets available for plan benefits, with fund information, of THE CASE CORPORATION RETIREMENT SAVINGS PLAN as of December 31, 1998 and 1997 and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1998. These financial statements and the supplemental schedules, as listed in the accompanying table of contents, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits, with fund information, of the Plan as of December 31, 1998 and 1997 and the changes in its net assets available for plan benefits, with fund information, for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the Plan's basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                            ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
June 11, 1999.

                               CASE CORPORATION
                               ----------------

                            RETIREMENT SAVINGS PLAN
                            -----------------------

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
     --------------------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------

                                                                             Participant Directed
                                          -------------------------------------------------------------------------------------
                                             Northern Trust               BZW                                        BZW
                                               Collective              Barclays              Capital              Barclays
                                               Short-Term              U.S. Debt          Guardian U.S.          U.S. Equity
                                            Investment Fund           Index Fund          Balanced Fund          Index Fund
                                          ---------------------     ----------------    ------------------     ----------------
               ASSETS
               ------

Cash and cash equivalents                 $       120,518,715       $              3    $               13     $             22
Investments, at Fair Market Value                           -             11,502,182            43,195,001           74,654,578
Loans to Participants                                       -                      -                     -                    -
Employer's Contribution Receivable                  8,276,044                      -                     -                    -
Investment Income Receivable                          255,842                      -                     -                    -
                                             ------------------     ----------------    ------------------     ----------------

          Total Assets                            129,050,601             11,502,185            43,195,014           74,654,600

               LIABILITIES
               -----------

        Accounts Payable                               27,163                  2,690                 9,580               16,285
                                             ------------------     ----------------    ------------------     ----------------

        NET ASSETS AVAILABLE FOR
             PLAN BENEFITS                $       129,023,438       $     11,499,495    $       43,185,434     $     74,638,315
                                             ==================     ================    ==================     ================

        The accompanying notes are an integral part of this statement.

                               CASE CORPORATION
                               ----------------

                            RETIREMENT SAVINGS PLAN
                            -----------------------

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
     --------------------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------

                                  (Continued)

                                                                                 Participant Directed
                                         ----------------------------------------------------------------------------------------
                                           Neuberger                                 Capital
                                               &                                     Guardian       Metropolitan
                                             Berman           Putnam OTC           U.S. Small       Life Group      Merrill Lynch
                                            Manhattan          Emerging          Capitalization      Annuity         Preservation
                                              Trust          Growth Fund              Fund          Contracts           Trust
                                         ---------------   -----------------    -----------------   ------------    -------------
                  ASSETS


Cash and cash equivalents                $            10   $              24    $            10     $          -    $        652
Investments, at Fair Market Value             24,205,266          61,457,761         23,232,701                -      21,673,288
Loans to Participants                                  -                   -                  -                -               -
Employer's Contribution Receivable                     -                   -                  -                -               -
Investment Income Receivable                           -                   -                  -                -         115,241
                                         ---------------   -----------------    -----------------   ------------    -------------

          Total Assets                        24,205,276          61,457,785         23,232,711                -      21,789,181

                LIABILITIES

Accounts Payable                                     621               1,164              5,130                -             615
                                         ---------------   -----------------    -----------------   ------------    -------------

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                       $    24,204,655   $      61,456,621    $    23,227,581     $          -     $21,788,566
                                         ===============   =================    ===============     ============     ===========

        The accompanying notes are an integral part of this statement.

                               CASE CORPORATION
                               ----------------

                            RETIREMENT SAVINGS PLAN
                            -----------------------

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
     --------------------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------

                                  (Continued)

                                                                                                                 Non-Participant
                                                               Participant Directed                                 Directed
                                          ---------------------------------------------------------------------  -------------
                                                               BZW               MAS
                                                            Barclays            Value
                                          Templeton      Extended Market      Portfolio                            Participant
                                           Foreign        Equity Index         Adviser          Case Stock           Loans &
                                             Fund             Fund              Fund               Fund               Other
                                          ----------   -----------------   ---------------  ---------------      -------------
                  ASSETS
                  ------

Cash and cash equivalents               $          5   $              17   $            75  $       346,711        $ 2,150,648
Investments, at Fair Market Value          9,125,674           1,467,665         1,426,069       40,125,119             82,386
Loans to Participants                              -                   -                 -                -          7,796,111
Employer's Contribution Receivable                 -                   -                 -          617,691                  -
Investment Income Receivable                       -                   -                 -           92,512             10,399
                                        ------------   -----------------   ---------------  ---------------      -------------

          Total Assets                     9,125,679           1,467,682         1,426,144       41,182,033         10,039,544

               LIABILITIES
               -----------

Accounts Payable                               2,365                 536               275           11,370          1,031,108
                                        ------------   -----------------   ---------------  ---------------      -------------

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                      $  9,123,314   $       1,467,146   $     1,425,869  $    41,170,663        $ 9,008,436
                                        ============   =================   ===============  ===============     ==============

        The accompanying notes are an integral part of this statement.

                               CASE CORPORATION
                               ----------------

                            RETIREMENT SAVINGS PLAN
                            -----------------------

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
     --------------------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------

                                  (Continued)

                                                       Total
                                            -------------------------
                  ASSETS
                  ------

Cash and cash equivalents                   $             123,016,905
Investments, at Fair Market Value                         312,147,690
Loans to Participants                                       7,796,111
Employer's Contribution Receivable                          8,893,735
Investment Income Receivable                                  473,994
                                            -------------------------

          Total Assets                                    452,328,435

               LIABILITIES

Accounts Payable                                            1,108,902
                                            -------------------------

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                          $             451,219,533
                                               ======================

        The accompanying notes are an integral part of this statement.

                               CASE CORPORATION
                               ----------------

                            RETIREMENT SAVINGS PLAN
                            -----------------------

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
     --------------------------------------------------------------------

                            AS OF DECEMBER 31, 1997
                            -----------------------

                                                                         Participant Directed
                                             -------------------------------------------------------------------------------------
                                                Northern Trust               BZW                                        BZW
                                                  Collective              Barclays              Capital              Barclays
                                                  Short-Term              U.S. Debt          Guardian U.S.          U.S. Equity
                                               Investment Fund           Index Fund          Balanced Fund          Index Fund
                                             ---------------------     ----------------    ------------------     ----------------
                   ASSETS

Cash and cash equivalents                    $        118,852,267      $             -     $               -      $             -
Investments, at Fair Market Value                               -            7,430,021            36,047,617           53,618,453
Loans to Participants                                           -                    -                     -                    -
Employer's Contribution Receivable                      8,596,424              121,393               426,649              698,421
Investment Income Receivable                              241,358                    -                     -                    -
                                             ---------------------     ----------------    ------------------     ----------------

          Total Assets                                127,690,049            7,551,414            36,474,266           54,316,874

                 LIABILITIES

Accounts Payable                                           27,797                1,917                 8,047               11,988
                                             ---------------------     ----------------    ------------------     ----------------

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                           $        127,662,252      $     7,549,497     $      36,466,219      $    54,304,886
                                             =====================     ================    ==================     ================

        The accompanying notes are an integral part of this statement.

                               CASE CORPORATION
                               ----------------

                            RETIREMENT SAVINGS PLAN
                            -----------------------

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
     --------------------------------------------------------------------

                            AS OF DECEMBER 31, 1997
                            -----------------------

                                  (Continued)

                                                                          Participant Directed
                                                  ------------------------------------------------------------------------
                                                    Neuberger &                       Capital Guardian      Metropolitan
                                                      Berman          Putnam OTC         U.S. Small          Life Group
                                                     Manhattan         Emerging        Capitalization         Annuity
                                                       Trust         Growth Fund            Fund             Contracts
                                                  ---------------  ---------------  --------------------  ----------------
                   ASSETS
                   ------

Cash and cash equivalents                         $             -  $             -  $                  -  $              -
Investments, at Fair Market Value                      21,165,740       57,290,014            23,974,032        15,521,492
Loans to Participants                                           -                -                     -                 -
Employer's Contribution Receivable                        272,600          941,022               350,461               143
Investment Income Receivable                                    -                -                     -                 -
                                                  ---------------  ---------------  --------------------  ----------------

          Total Assets                                 21,438,340       58,231,036            24,324,493        15,521,635

                 LIABILITIES
                 -----------

Accounts Payable                                              600            1,235                 5,390               525
                                                  ---------------  ---------------  --------------------  ----------------

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                                $    21,437,740  $    58,229,801  $         24,319,103  $     15,521,110
                                                  ===============  ===============  ====================  ================

        The accompanying notes are an integral part of this statement.

                               CASE CORPORATION
                               ----------------

                            RETIREMENT SAVINGS PLAN
                            -----------------------

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
     --------------------------------------------------------------------

                            AS OF DECEMBER 31, 1997
                            -----------------------

                                  (Continued)

                                                                                      Non-Participant
                                                      Participant Directed               Directed
                                             -------------------------------------   ----------------

                                                  Templeton                              Participant
                                                   Foreign            Case Stock           Loans &
                                                     Fund                Fund               Other            Total
                                             -----------------   -----------------   ----------------  ------------------

                  ASSETS
                  ------
Cash and cash equivalents                    $               -   $         441,287   $        621,409  $      119,914,963
Investments, at Fair Market Value                   11,270,429          59,463,248                  -         285,781,046
Loans to Participants                                        -                   -          7,031,526           7,031,526
Employer's Contribution Receivable                     182,140              72,970                  -          11,662,223
Investment Income Receivable                                 -              51,191              5,760             298,309
                                             -----------------   -----------------   ----------------  ------------------

          Total Assets                              11,452,569          60,028,696          7,658,695         424,688,067

                LIABILITIES
                -----------

Accounts Payable                                         2,832              15,097            765,764             841,192
                                             -----------------   -----------------   ----------------  ------------------

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                           $      11,449,737   $      60,013,599   $      6,892,931  $      423,846,875
                                             =================   =================   ================  ==================

        The accompanying notes are an integral part of this statement.

                               CASE CORPORATION
                               ----------------

                            RETIREMENT SAVINGS PLAN
                            -----------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
-------------------------------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1998
                     ------------------------------------

                                                                    Participant Directed
                                             -------------------------------------------------------------------
                                              Northern Trust        BZW                               BZW
                                                Collective        Barclays         Capital          Barclays
                                                Short-Term        U.S. Debt    Guardian U.S.      Equity Index
                                             Investment Fund     Index Fund    Balanced Fund          Fund
                                             ---------------   -------------  ---------------   ----------------
ADDITIONS TO NET ASSETS
     ATTRIBUTED TO:

Net Appreciation (Depreciation)
     in the Fair Value of Investments        $     3,330,417   $     759,957  $     5,472,755   $     15,945,335

Investment Income
     Interest Income                               3,453,659               3               13                 22
     Dividend Income                                       -               -                -                  -
                                             ---------------   -------------  ---------------   ----------------
                                                   3,453,659               3               13                 22
                                             ---------------   -------------  ---------------   ----------------

Contributions
     Employer's Contributions                      8,276,782               -                -                  -
     Participants' Contributions                   4,635,245         667,250        2,298,671          3,932,625
                                             ---------------   -------------  ---------------   ----------------
                                                  12,912,027         667,250        2,298,671          3,932,625
                                             ---------------   -------------  ---------------   ----------------

          Total Additions                         19,696,103       1,427,210        7,771,439         19,877,982
                                             ---------------   -------------  ---------------   ----------------

DEDUCTIONS FROM NET ASSETS
     ATTRIBUTED TO:

     Benefits Paid to Participants                 8,500,729         163,265        1,028,290          1,490,923
     Administrative Expenses                         569,736          27,974          111,051            173,946
                                             ---------------   -------------  ---------------   ----------------

          Total Deductions                         9,070,465         191,239        1,139,341          1,664,869
                                             ---------------   -------------  ---------------   ----------------

          Net Increase (Decrease)                 10,625,638       1,235,971        6,632,098         18,213,113

TRANSFERS BETWEEN FUNDS                          (9,264,452)       2,714,027           87,117          2,120,316

TRANSFERS FROM OTHER PLANS                                -               -                -                  -

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS

Beginning of Year                                127,662,252       7,549,497       36,466,219         54,304,886
                                             ---------------   -------------  ---------------   ----------------

End of Year                                  $   129,023,438   $  11,499,495  $    43,185,434   $     74,638,315
                                             ===============   =============  ===============   ================

        The accompanying notes are an integral part of this statement.

                               CASE CORPORATION
                               ----------------

                            RETIREMENT SAVINGS PLAN
                            -----------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
-------------------------------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1998
                    ------------------------------------
                                  (Continued)


                                                                                 Participant Directed
                                                       ------------------------------------------------------------------
                                                                                           Capital
                                                         Neuberger &                       Guardian         Metropolitan
                                                            Berman       Putnam OTC       U.S. Small         Life Group
                                                          Manhattan       Emerging      Capitalization        Annuity
                                                            Trust        Growth Fund        Fund             Contracts
                                                       -------------    -------------   --------------    ---------------
          ADDITIONS TO NET ASSETS
             ATTRIBUTED TO:

        Net Appreciation (Depreciation)
             in the Fair Value of Investments          $   2,016,299    $   6,020,790   $      430,705    $             -

        Investment Income
             Interest Income                                      10               24               10            773,955
             Dividend Income                               1,182,124                -                -                  -
                                                       -------------    -------------   --------------    ---------------
                                                           1,182,134               24               10            773,955
                                                       -------------    -------------   --------------    ---------------
        Contributions
             Employer's Contributions                              -                -                -                  -
             Participants' Contributions                   1,571,596        4,744,187        1,917,968            833,447
                                                       -------------    -------------   --------------    ---------------
                                                           1,571,596        4,744,187        1,917,968            833,447
                                                       -------------    -------------   --------------    ---------------

                  Total Additions                          4,770,029       10,765,001        2,348,683          1,607,402
                                                       -------------    -------------   --------------    ---------------

        DEDUCTIONS FROM NET ASSETS
             ATTRIBUTED TO:

             Benefits Paid to Participants                   454,748        1,458,553          421,852            217,674
             Administrative Expenses                           7,443           14,660           67,851              3,650
                                                       -------------    -------------   --------------    ---------------

                  Total Deductions                           462,191        1,473,213          489,703            221,324
                                                       -------------    -------------   --------------    ---------------

                  Net Increase (Decrease)                  4,307,838        9,291,788        1,858,980          1,386,078

        TRANSFERS BETWEEN FUNDS                           (1,540,923)      (6,064,968)      (2,950,502)       (16,907,188)

        TRANSFERS FROM OTHER PLANS                                 -                -                -                  -

        NET ASSETS AVAILABLE FOR
             PLAN BENEFITS

        Beginning of Year                                 21,437,740       58,229,801       24,319,103         15,521,110
                                                       -------------    -------------   --------------    ---------------

        End of Year                                    $  24,204,655    $  61,456,621   $   23,227,581    $             -
                                                       =============    =============   ==============    ===============

                                                       -------------
                                                          Merrill
                                                          Lynch
                                                       Preservation
                                                          Trust
                                                       -------------
     ADDITIONS TO NET ASSETS
        ATTRIBUTED TO:

   Net Appreciation (Depreciation)
        in the Fair Value of Investments               $           -

   Investment Income
        Interest Income                                      506,048
        Dividend Income                                            -
                                                       -------------
                                                             506,048
   Contributions                                       -------------
        Employer's Contributions                                   -
        Participants' Contributions                          599,306
                                                       -------------
                                                             599,306
                                                       -------------

             Total Additions                               1,105,354
                                                       -------------

   DEDUCTIONS FROM NET ASSETS
        ATTRIBUTED TO:

        Benefits Paid to Participants                        289,857
        Administrative Expenses                                2,552
                                                       -------------

             Total Deductions                                292,409
                                                       -------------

             Net Increase (Decrease)                         812,945

   TRANSFERS BETWEEN FUNDS                                20,975,621

   TRANSFERS FROM OTHER PLANS                                      -

   NET ASSETS AVAILABLE FOR
        PLAN BENEFITS

   Beginning of Year                                               -

                                                       -------------
   End of Year                                         $  21,788,566
                                                       =============

        The accompanying notes are an integral part of this statement.

                               CASE CORPORATION
                               ----------------

                            RETIREMENT SAVINGS PLAN
                            -----------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
-------------------------------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1998
                     ------------------------------------
                                  (Continued)


                                                                                     Participant Directed
                                                      ----------------------------------------------------------------------------
                                                                               BZW
                                                                             Barclays              MAS
                                                                            Extended               Value
                                                         Templeton           Market             Portfolio
                                                          Foreign          Equity Index          Adviser            Case Stock
                                                           Fund                Fund                Fund                 Fund
                                                      ----------------   ----------------    ------------------  -----------------
        ADDITIONS TO NET ASSETS
             ATTRIBUTED TO:

        Net Appreciation (Depreciation)
             in the Fair Value of Investments         $       (852,599)  $         65,563    $          (77,637) $     (46,568,900)

        Investment Income
             Interest Income                                         5                 17                    75             29,445
             Dividend Income                                   251,066                  -                16,654            271,111
                                                      ----------------   ----------------    ------------------  -----------------
                                                               251,071                 17                16,729            300,556
                                                      ----------------   ----------------    ------------------  -----------------
        Contributions
             Employer's Contributions                                -                  -                     -         15,193,949
             Participants' Contributions                       969,811            142,442               151,798            322,044
                                                      ----------------   ----------------    ------------------  -----------------
                                                               969,811            142,442               151,798         15,515,993
                                                      ----------------   ----------------    ------------------  -----------------

                  Total Additions                              368,283            208,022                90,890        (30,752,351)
                                                      ----------------   ----------------    ------------------  -----------------
        DEDUCTIONS FROM NET ASSETS
             ATTRIBUTED TO:

             Benefits Paid to Participants                     188,195             10,246                 8,321          1,113,267
             Administrative Expenses                            31,765              6,004                 3,158            177,584
                                                      ----------------   ----------------    ------------------  -----------------

                  Total Deductions                             219,960             16,250                11,479          1,290,851
                                                      ----------------   ----------------    ------------------  -----------------

                  Net Increase (Decrease)                      148,323            191,772                79,411        (32,043,202)

        TRANSFERS BETWEEN FUNDS                             (2,474,746)         1,275,374             1,346,458         13,200,266

        TRANSFERS FROM OTHER PLANS                                   -                  -                     -                  -

        NET ASSETS AVAILABLE FOR
             PLAN BENEFITS

        Beginning of Year                                   11,449,737                  -                     -         60,013,599
                                                      ----------------   ----------------    ------------------  -----------------
        End of Year                                   $      9,123,314   $      1,467,146    $        1,425,869  $      41,170,663
                                                      ================   =================   ==================  =================


                                                       Non-Participant
                                                           Directed
                                                      ----------------
                                                         Participant
                                                           Loans &
                                                            Other
                                                      ----------------
       ADDITIONS TO NET ASSETS
            ATTRIBUTED TO:

       Net Appreciation (Depreciation)
            in the Fair Value of Investment           $              -

       Investment Income
            Interest Income                                    828,673
            Dividend Income                                          -
                                                      ----------------
                                                               828,673

       Contributions
            Employer's Contributions                                 -
            Participants' Contributions                      1,536,509
                                                      ----------------
                                                             1,536,509
                                                      ----------------

                 Total Additions                             2,365,182
                                                      ----------------
       DEDUCTIONS FROM NET ASSETS
            ATTRIBUTED TO:

            Benefits Paid to Participants                      281,311
            Administrative Expenses                                  -
                                                      ----------------

                 Total Deductions                              281,311
                                                      ----------------

                 Net Increase (Decrease)                     2,083,871

       TRANSFERS BETWEEN FUNDS                              (2,516,400)

       TRANSFERS FROM OTHER PLANS                            2,548,034

       NET ASSETS AVAILABLE FOR
            PLAN BENEFITS

       Beginning of Year                                     6,892,931
                                                      ----------------
       End of Year                                    $      9,008,436
                                                      ================

        The accompanying notes are an integral part of this statement.

                               CASE CORPORATION
                               ----------------

                            RETIREMENT SAVINGS PLAN
                            -----------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
-------------------------------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1998
                     ------------------------------------
                                  (Continued)

                                                            Total
                                                        --------------
        ADDITIONS TO NET ASSETS
             ATTRIBUTED TO:

        Net Appreciation (Depreciation)
             in the Fair Value of Investments           $  (13,457,315)

        Investment Income
             Interest Income                                 5,591,959
             Dividend Income                                 1,720,955
                                                        --------------
                                                             7,312,914

        Contributions
             Employer's Contributions                       23,494,882
             Participants' Contributions                    24,298,748
                                                        --------------
                                                            47,793,630
                                                        --------------
                  Total Additions                           41,649,229

        DEDUCTIONS FROM NET ASSETS
             ATTRIBUTED TO:

             Benefits Paid to Participants                  15,627,231
             Administrative Expenses                         1,197,374
                                                        --------------
                  Total Deductions                          16,824,605

                  Net Increase (Decrease)                   24,824,624

        TRANSFERS BETWEEN FUNDS                                      -

        TRANSFERS FROM OTHER PLANS                           2,548,034

        NET ASSETS AVAILABLE FOR
             PLAN BENEFITS

        Beginning of Year                                  423,846,875
                                                        --------------
        End of Year                                     $  451,219,533
                                                        ==============

        The accompanying notes are an integral part of this statement.

                   CASE CORPORATION RETIREMENT SAVINGS PLAN
                   ----------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                          DECEMBER 31, 1998 AND 1997
                          --------------------------

1.   Description of the Plan
     -----------------------

     The following description of the Case Corporation (the "Company") Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     a.   General
          -------

          The Plan is a defined contribution plan covering all employees of the Company who are neither leased employees nor represented by a collective bargaining unit (unless the collective bargaining agreement stipulates participation). Participants are eligible to make contributions to the Plan upon date of hire, however, Company contributions do not begin until after participants have completed one year of qualified service. The Plan was established on July 1, 1994, and complies with Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     b.   Contributions
          -------------

          The following is a brief description of the contributions applicable to various segments of participants:

                                                  Participant                           Company
                                                  -----------                           -------
          Salaried (excluding sales             Ranges from 0% to                   100% match on the first 8%
          representatives at                    a maximum of 10%                    of participant contributions
          Company-owned stores,                 of eligible compensation
          Concord, Midwest
          Consulting Services, DMI, Tyler
          and Bor-Mor)

          Salaried (excluding                                                       4% of participant's
          Concord, Midwest                                                          eligible compensation
          Consulting Services, DMI, Tyler
          and Bor-Mor)

          Salaried (excluding                                                       Discretionary profit
          Concord, Midwest                                                          sharing ranging from
          Consulting Services, DMI, Tyler                                           0 to 8% of eligible
          and Bor-Mor)                                                              compensation

          Midwest Consulting                    Ranges from 0% to                   None
          Services and Concord Plant            a maximum of 15%
                                                of eligible compensation

          Midwest Consulting                                                        3% of participant's
          Services and Concord Plant                                                eligible compensation

          Wichita Plant                         Ranges from 0% to                   100% match of participant
                                                a maximum of 8%                     contributions to a maximum
                                                of eligible compensation            of 7% of eligible compensation

                                                Participant                         Company
                                                -----------                         -------
          Steiger Plant                         Ranges from 0% to                   None
                                                a maximum of 25% of
                                                eligible compensation

          United Auto                           Ranges from 0% to a                 Negotiated cents per
          Workers                               maximum of 25% of                   hour factor times
          (UAW)*                                eligible compensation               annual hours worked

          United Auto                           Ranges from 0% to a                 25% on the first 6%
          Workers                               maximum of 23% of                   of participant contributions
          (UAW)**                               eligible compensation

          Tyler and Bor-Mor                     Ranges from 0% to                   50% on the first 4%
                                                to a maximum of 20% of              of participant contributions
                                                eligible compensation
                                                                                    2% of participant's
                                                                                    eligible compensation

          DMI                                   Ranges from 0% to                   50% on the first 6%
                                                a maximum of 15% of                 of participant contributions
                                                eligible compensation
                                                                                    3% of participant's
                                                                                    eligible compensation

                                                                                    Discretionary profit sharing
                                                                                    ranging from 0 to 6% of
                                                                                    eligible compensation

           *Hired before 3/30/98
          **Hired on or after 3/30/98

          The Company's matching contribution is made in the form of Case Corporation stock. Under the Plan, the Company's fixed contributions are made to the Northern Trust Collective Short-Term Investment Fund and may be redirected by the participant to any of the other investment fund options other than the Case Stock Fund. The Company's discretionary profit sharing contribution is allocated to the same investment options as the participant directed contributions. There was no Company profit sharing contribution for 1998. For 1997, the Company profit sharing contribution was $4,432,380 or 2.5% of participant's base salary. The applicable cents per hour factor relevant to United Automobile, Aerospace and Agricultural Implement Workers of America (the "UAW") participants was $.38 and $.36, respectively, for the years ending December 31, 1998 and 1997. Tax deferred savings contributions are limited to $10,000 and $9,500, respectively, for the years ended December 31, 1998 and 1997, subject to any adjustment made in accordance with Section 402 of the Internal Revenue Code.

     c.   Vesting
          -------

          Participants are immediately vested in their contributions plus actual earnings thereon. Participants employed by the Company as of June 30, 1994, are 100% vested in the Company's matching, fixed and discretionary contributions and the related earnings thereon. Salaried and Wichita plant participants hired subsequent to that date and Midwest Consulting Services, Concord plant, Fargo plant, Tyler plant, Bor-Mor plant, and DMI plant participants are fully vested in the Company's contributions after five or more years of service, except as follows:

          . Fargo ITS (Valley City) participants employed by the Company on 6/30/96 are 100% vested in the Company's contributions they are eligible for and the related earnings thereon

          . Concord and Midwest Consulting Services participants employed by the Company on 12/31/96 are 100% vested in the Company's contributions they are eligible for and the related earnings thereon

          . Tyler and Bor-Mor participants employed by the Company on 9/30/98 are 100% vested in the Company's contributions they are eligible for and the related earnings thereon

          . DMI participants employed by the Company on 11/2/98 are 100% vested in the Company's contributions they are eligible for and the related earnings thereon

          A UAW participant's interest in his account is fully vested and non-forfeitable at all times.

     d.   Investment Options
          ------------------

          Participants may direct their tax deferred savings contributions and Company discretionary contributions in any one or more of twelve investment options below. Participants may direct the Company fixed contribution in any one or more of the investment options below except the Case Stock Fund:

          1.   Northern Trust Collective Short-Term Investment Fund

               This fund invests in a portfolio of high-grade money market instruments with short maturities, as well as a guaranteed investment contract with an insurance company.

          2.   BZW Barclays U.S. Debt Index Fund

               This fund is composed primarily of U.S. government and corporate bonds, and also includes asset-backed securities and high quality mortgage pass-throughs.

          3.   Capital Guardian U.S. Balanced Fund

               This fund invests in U.S. stocks and bonds.

          4.   BZW Barclays Equity Index Fund

               This fund invests in a broad range of U.S. common stocks.

          5.   Neuberger & Berman Manhattan Trust

               This fund is composed primarily of common stocks and securities convertible into or exchangeable for common stock. Preferred stocks and debt securities may also be held.

          6.   Putnam OTC Emerging Growth Fund

               This fund invests in common stocks of small- to medium-sized emerging-growth companies traded in the over-the-counter ("OTC") market. The fund may invest up to 20% of its assets in international securities.

          7.   Capital Guardian U.S. Small Capitalization Fund

               This fund is invested primarily in equity securities of companies with capital between $50 and $750 million at time of purchase.

          8.   Merrill Lynch Retirement Preservation Trust Fund

               This fund invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts and in obligations of U.S. government and government securities. The Trust also invests in high-quality money market securities.

          9.   Templeton Foreign Fund

               This fund is invested primarily in stocks and debt obligations of companies and governments outside the United States.

          10.  BZW Barclays Extended Market Equity Index Fund

               This fund is invested in more than 2,000 stocks of small- and medium-sized U.S. companies. Its long-term objective is to earn high returns that reflect the growth potential of these companies.

          11.  MAS Value Portfolio Adviser Fund

               This fund is invested in common stocks of companies with market capitalizations greater than $300 million. It seeks undervalued, dividend-paying stocks, based on value measures such as P/E and P/B ratios, though the fund may invest in non-dividend paying stocks if conditions warrant. It is authorized to engage in options and futures strategies. This fund is designed for institutional investors.

          12.  Case Stock Fund

               This fund consists almost solely of Case Corporation common stock.


          All Company matching contributions are invested in the Case Stock Fund. Two additional investment funds exist, however, not all participants may direct their contributions into these options. No new contributions may be directed to the Tenneco Stock Fund, which consists of Tenneco Inc. common stock and short-term investments which were transferred to this Plan from a predecessor plan in 1994. Effective December 15, 1997, the Tenneco Stock Fund was eliminated as an investment option. Any participant account balances that had not been transferred from the Tenneco Stock Fund prior to December 31, 1997, were transferred to the Money Market Demand Account within the Northern Trust Collective Short-Term Investment Fund. The Metropolitan Life Insurance Group Annuity Contracts Fund, which consisted of a guaranteed investment contract that was redeemed in July 1998, was available only to employees represented by a collective bargaining unit. The proceeds from the redemption of the Metropolitan Life Insurance Group Annuity Contracts Fund was then invested in the Merrill Lynch Preservation Trust Fund which is available to all employees.

     e.   Loans to Participants
          ---------------------

          Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance of the participant's account and bear interest at market rates as determined by the Plan administrator. The interest rates on loans outstanding at December 31, 1998 and 1997 ranged from 7% to 11%.

     f.   Payment of Benefits
          -------------------

          On termination of service, a participant may receive the value of the vested interest in his or her account under a variety of payment options. Participants may elect to have the portion of their accounts invested in the Case Stock Fund distributed in either stock or cash.

     g.   Forfeitures
          -----------

          Forfeited nonvested accounts will be used to reduce future Company contributions. During 1998 and 1997, the forfeited nonvested accounts used for this purpose totaled $0 and $12,970, respectively. At December 31, 1998 and 1997, forfeited nonvested accounts totaled $989,225 and $268,285, respectively.

2.   Transfer of Assets
     ------------------

     Effective October 1, 1998, the bor-mor, Inc. Employee Savings Plan ("bor-mor Plan") began participating in the Plan. The bor-mor Plan was then terminated and the remaining assets were transferred to the Plan. Asset transfers totaling $42,127 were made in December 1998, with an additional $200,244 being transferred in 1999.

     Effective October 1, 1998, the Tyler 401(k) Retirement Savings Plan ("Tyler Plan") began participating in the Plan. The Tyler Plan was then terminated and the remaining assets were transferred to the Plan. During November 1998, $2,505,907 in asset transfers were received.

     Effective November 1, 1998, the DMI, Inc. 401(k) Profit Sharing Plan ("DMI Plan") began participating in the Plan. The DMI Plan was then terminated and the remaining assets were transferred to the Plan. However, the asset transfers did not occur until 1999.

     Effective January 31, 1997, the Concord Savings and Retirement Plan ("Concord Plan") began participating in the Plan. The Concord Plan was then terminated and the remaining assets were transferred to the Plan. Asset transfers in 1997 totaled $465,333.

     Effective August 3, 1998, rollover contributions into the Plan are permitted. Participant after-tax contributions into the Plan are not permitted.

3.   Summary of Significant Accounting Policies
     ------------------------------------------

     Financial Statements
     --------------------

     The Plan's financial statements have been prepared on the accrual basis of accounting.

     Certain reclassifications have been made to conform prior years' financial statements to the 1998 presentation.

     Accounting Estimates
     --------------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's administrator to make estimates and assumptions that affect the accompanying financial statements. Actual results could differ from these estimates.

4.   Trustee
     --------

     The trustee of the Plan is The Northern Trust Company (the "Trustee"). Hewitt Associates maintains records of individual account balances for each participant.

5.   Investments
     -----------

     Investments are stated at fair market value as determined by the Trustee by reference to published market data, except for the guaranteed investment contracts that are benefit responsive as defined by SOP 94-4 ("Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans") and are stated at contract value as determined by the Trustee. Under the terms of the investment contracts, the crediting interest rate is determined semi-annually based on the insurance company's applicable rate schedule. The crediting interest rates ranged from 6.65% to 6.75% as of December 31, 1997. The fair value of the investment contracts as of December 31, 1997 was $19,660,185. No guranteed investment contracts were held directly by the Plan as of December 31, 1998.

     The Merrill Lynch Retirement Preservation Trust consists primarily of guaranteed investment contracts (GIC), separate account portfolios (SAP), synthetic guaranteed investment contracts (SYN). The crediting interest rates for investment contracts ranged from 4.66% to 9.50% as of December 31, 1998. The fund"s blended rate of return for the year was 6.48% in 1998.

     The crediting rates for certain GIC, SAP, and SYN contracts are reset periodically and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value.

     The contract values of investment contracts held by the Merrill Lynch Retirement Preservation Trust as of December 31, 1998 are as follows:

                                                                            $
                                                                         (000's)
                                                                        ---------
                   Guaranteed Investment Contracts                        930,800
                   Separate Account Guaranteed Investment Contracts       246,872
                   Synthetic Guaranteed Investment Contracts            3,060,589

     GIC and SAP contracts are stated at amortized cost (contract value) which approximates fair market value. The fair market value of SYN contracts at December 31, 1998 was approximately $3.1 billion. The Plan held approximately 0.5% of the outstanding units of the Merrill Lynch Preservation Trust at December 31, 1998.

     The Northern Trust Short-term Investment Fund held GICs for investment purposes as of December 31, 1998. The crediting interest rates for these investment contracts ranged from 5.27% to 6.03%. The fund's blended rate of return for the year was 5.6% for 1998.

     The crediting rates for certain GICs are reset periodically and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value.

     The contract value of GICs, which approximates fair value, in the Northern Trust Short-term Investment Fund as of December 31, 1998 is $2,065,300,000. The Plan held approximately 0.5% of the outstanding units of the Northern Trust Short-term Investment Fund at December 31, 1998.

     The Trustee of the Plan holds the Plan's investments and executes transactions therein.

    The Plan's investments are valued daily, and units which reflect the daily valuations are assigned to participants. At the Plan's inception, all investment options were assigned a unit value of $10.00, with the exception of the Northern Trust Collective Short-Term Investment Fund, the Metropolitan Life Insurance Group Annuity Contracts, and the Merrill Lynch Preservation Trust Fund which were assigned a unit value of $1.00. The number of units outstanding and the net asset value per unit as of December 31, 1998, is as follows:

                                                                                      Net Asset
                                 Fund                            # of Units       $ Value per Unit      Market Value
                                 ----                          ------------       ----------------    ---------------
               Capital Guardian U.S. Balanced Fund              2,078,681.49                20.78      $43,195,001.36
               Capital Guradian U.S. Small
                   Capitalization Tax-Exempt Trust              1,243,055.17                18.69       23,232,701.12
               Case Corporation Common Stock                       1,843,324              21.8125       40,207,504.75
               Merrill Lynch Preservation Trust Fund           21,673,288.17                 1.00       21,673,288.17
               Neuberger & Berman Manhattan Trust Fund          1,616,918.22                14.97       24,205,265.75
               Northern Trust Collective Short-Term
                    Investment Fund                            39,876,079.75               1.5559       62,043,192.48
               Northern Trust Collective Short-Term
                    Investment Fund  - Money Market
                    Demand Account                             60,973,712.48                 1.00       60,973,712.48
               Putnam OTC Emerging Growth Fund                  3,562,768.74                17.25       61,457,760.76
               BZW Barclays Daily U.S. Debt Index Fund            815,757.61                14.10       11,502,182.30
               BZW Barclays Daily U.S. Equity Index Fund        2,221,862.44                33.60       74,654,577.98
               BZW Barclays Extended Market Equity
                    Index Fund                                     71,838.72                20.43        1,467,665.05
               MAS Value Portfolio Adviser Fund                    98,826.69                14.43        1,426,069.14
               Templeton Foreign Fund                           1,087,684.62                 8.39        9,125,673.96
                                                                                                      ---------------
                      Total                                                                           $435,164,594.70
                                                                                                      ===============

The number of units outstanding and the net asset value per unit as of December 31, 1997, was as follows:

                                                                                     Net Asset
                                 Fund                             # of Units    $ Value per Unit       Market Value
                                 ----                            ------------   ----------------     ---------------
               Capital Guardian U.S. Balanced Fund               1,995,992.06             18.06       $36,047,616.60
               Capital Guradian U.S. Small
                   Capitalization Tax-Exempt Trust               1,312,207.59             18.27        23,974,032.66
               Case Corporation Common Stock                          983,880           60.4375        59,463,247.50
               Metropolitan Life Insurance Group
                   Annuity Contracts                            19,174,375.62              1.00        19,174,375.62
               Neuberger & Berman Manhattan
                   Trust Fund                                    1,556,304.37             13.60        21,165,739.43
               Northern Trust Collective Short-Term
                    Investment Fund                             38,589,588.38             1.471        56,765,284.50
               Northern Trust Collective Short-Term
                    Investment Fund  - Money Market
                    Demand Account                              59,496,795.66              1.00        59,496,795.66
               Putnam OTC Emerging Growth Fund                   3,556,177.15             16.11        57,290,013.88
                BZW Barclays Daily U.S. Debt Index Fund            572,420.67             12.98         7,430,020.30
               BZW Barclays Daily U.S. Equity Index Fund         2,051,988.28             26.13        53,618,453.75
               Templeton Foreign Fund                            1,132,706.43              9.95        11,270,428.97
                                                                                                     ---------------
                      Total                                                                          $405,696,008.50
                                                                                                     ===============

       Net realized/unrealized gains(losses) on the Plan's investments during 1998 are included in "Net Investment Appreciation (Depreciation) in the Fair Value of Investments".

       The market value of the assets held in the Trust as of December 31, as certified by the Trustee are:

                      Asset Type                                   1998                 1997
                      ----------                                   ----                 ----
               Short-Term Investments                          $123,016,905         $116,262,080
               Mortgages, Notes, and Contracts                   33,175,470           26,604,396
               Common Stock                                     278,972,220          262,829,533
                                                               ------------         ------------
                      Total Assets                             $435,164,595         $405,696,009
                                                               ============         ============

    Income/(loss) for the year ended December 31, is allocated to the investment types as follows:

                              Asset Type                                     1998
                              ----------                                     ----
                     Short-Term Investments                            $    7,642,371
                     Mortgages, Notes, and Contracts                        2,039,960
                     Common Stock                                         (15,826,732)
                                                                       ---------------
                            Total income/(loss)                        $   (6,144,401)
                                                                       ===============

6.  Income Tax Status
    -----------------

    The plan has obtained a determination letter from the Internal Revenue Service dated February 13, 1998, approving the Plan as qualified for tax-exempt status. It is management's opinion that no event has occurred that would disqualify the Plan's tax-exempt status.

7.  Related Party Transactions
    --------------------------

    Administrative fees are borne by the Plan.
    The Plan periodically invests in common funds managed by the Trustee.

    The above transactions are not considered prohibited transactions by statutory exemptions under the ERISA regulations.

 8. Plan Termination
    ----------------

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

9.  Subsequent Event
    ----------------

    On May 15, 1999, Case, Fiat S.p.A., a company organized under the laws of Italy ("Fiat"), New Holland N. V., a company organized under the laws of the Netherlands, and Fiat Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Fiat ("Merger Sub"), entered into an Agreement and Plan of Merger whereby Merger Sub will merge (the "Merger") with and into Case, with Case as the surviving corporation in the Merger (the "Merger Agreement"). At the effective time of the Merger, each share of common stock, par value $0.01 per share, of Case common stock outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $55 in cash. Consummation of the Merger is subject to a number of conditions, including (1) the adoption of the Merger Agreement by the stockholders of Case entitled to vote thereon, (2) the expiration of all required regulatory waiting periods applicable to the Merger, and (3) other customary conditions.

                                                                      SCHEDULE I

                   CASE CORPORATION RETIREMENT SAVINGS PLAN
                   ----------------------------------------

                               DECEMBER 31, 1998
                               -----------------

         Item 27(a) - Schedule of Assets Held for Investment Purposes
         ------------------------------------------------------------

         Identity of Issuer                    Description                        Cost                  Current Value
       ----------------------           ------------------------            ----------------           ---------------
     * Case Corporation                  Case Corporation                    $  7,796,111.13           $   7,796,111.13
       Retirement Savings                Participant Loans
       Plan                              (Interest rates ranging
                                         from 7% to 11%)

       Capital Guardian                  Capital Guardian U.S.               $ 28,395,552.02            $ 43,195,001.36
       Investments                       Balanced Fund

       Capital Guardian                  Capital Guardian U.S.               $ 19,019,614.99            $ 23,232,701.13
       Investments                       Small Capitalization
                                         Tax-Exempt Trust

     * Case Corporation                  Case Corporation                    $ 69,038,661.94            $ 40,207,504.75
                                         Common Stock


       Merrill Lynch                     Merrill Lynch                       $ 21,673,288.17            $ 21,673,288.17
                                         Retirement
                                         Preservation Trust

       Neuberger & Berman                Neuberger & Berman                  $ 21,593,634.01            $ 24,205,265.75
       Management, Inc.                  Manhattan Trust Fund

     * Northern Trust                    Northern Trust                      $ 60,973,712.48            $ 60,973,712.48
       Corporation                       Collective Short-
                                         Term Investment Fund

     * Northern Trust                    Northern Trust                      $ 52,947,490.64            $ 62,043,192.48
       Corporation                       Collective Short-
                                         Term Investment Fund

       Putnam Investments                Putnam OTC                          $ 51,073,796.42            $ 61,457,760.77
                                         Emerging Growth Fund


                       *Represents a party in interest.

                   CASE CORPORATION RETIREMENT SAVINGS PLAN
                   ----------------------------------------

                               DECEMBER 31, 1998
                               -----------------

         Item 27(a) - Schedule of Assets Held for Investment Purposes
         ------------------------------------------------------------

         Identity of Issuer                    Description                        Cost                  Current Value
       ----------------------           ------------------------            ----------------           ----------------
       Barclays Global                   BZW Barclays Daily                  $ 10,183,860.96            $ 11,502,182.30
       Investors                         U.S. Debt Index Fund

       Barclays Global                   BZW Barclays Daily                  $ 46,457,342.03            $ 74,654,577.98
       Investors                         U.S. Equity Index Fund

       Barclays Global                   BZW Barclays Extended               $  1,382,513.63            $  1,467,665.05
       Investors                         Market Equity Index Fund

       Miller Anderson                   MAS Value Portfolio                 $  1,715,805.15            $  1,426,069.14
                                         Adviser Fund

       Franklin Templeton                Templeton                           $ 10,984,007.10            $  9,125,673.96
                                         Foreign Fund
                                                                            ----------------           -----------------

                                                                             $403,235,390.20            $442,960,705.80
                                                                            ================           =================

                                                                     SCHEDULE II

                   CASE CORPORATION RETIREMENT SAVINGS PLAN
                   ----------------------------------------

                               DECEMBER 31, 1998
                               -----------------

               Item 27(d) - Schedule of Reportable Transactions
               ------------------------------------------------

 Identity                           Purchase        Selling                      Cost of         Current            Net
 Of Issuer       Description         Price           Price        Expenses        Asset           Value           Gain (Loss)
-------------   --------------- --------------  ------------- -------------- ---------------- -------------    -----------------
Putnam           Putnam OTC     $ 16.1475              N/A             N/A   $    15,262,116  $  15,262,116                  N/A
Investments      Emerging
                 Growth
                 Fund
                 (111
                 Purchases)

Putnam           Putnam OTC           N/A       $  16.1875             N/A   $    13,285,112  $  15,193,165    $       1,908,053
Investments      Emerging
                 Growth
                 Fund
                 (140
                 Sales)

Metropolitan     Metropolitan   $    1.00              N/A             N/A   $    19,144,290  $  19,144,290                  N/A
Life             Life
Insurance        Contract
Company          (66
                 Purchases)

Metropolitan     Metropolitan         N/A       $     1.00             N/A   $    19,144,290  $  19,144,290                  N/A
Life             Life
Insurance        Contract
Company          (55
                 Sales)

Merrill          Merrill        $    1.00              N/A             N/A   $    25,006,433  $  25,006,433                  N/A
Lynch            Lynch
                 Retirement
                 Preservation
                 Trust
                 (68
                 Purchases)

Merrill          Merrill              N/A       $     1.00             N/A   $     3,333,145  $   3,333,145                  N/A
Lynch            Lynch
                 Retirement
                 Preservation
                 Trust
                 (61
                 Sales)

Case             Case           $ 34.1400              N/A             N/A   $    19,931,917  $  19,931,917                  N/A
Corporation      Corporation
                 Common
                 Stock
                 (80
                 Purchases)

Case             Case                 N/A       $  48.4566   $         N/A   $     5,387,170  $   6,433,626    $       1,046,456
Corporation      Corporation
                 Common
                 Stock
                 (34
                 Sales)

Barclays         BZW            $ 29.2724              N/A             N/A   $    18,981,702  $  18,981,702                  N/A
Global           Barclays
Investors        Daily
                 U.S.
                 Equity
                 Index
                 Fund
                 (154
                 Purchases)

                                                                     SCHEDULE II
                                                                     (Continued)

Identity                             Purchase        Selling                          Cost of          Current              Net
Of Issuer    Description               Price         Price            Expenses         Asset           Value            Gain (Loss)
---------    -----------             --------        -------          --------        -------          -------          -----------
Barclays     BZW Barclays                  N/A     $  29.2091              N/A      $  9,448,391     $ 13,890,913      $ 4,442,522
Global       Daily U.S. Equity
Investors    Index Fund
             (98 Sales)

Northern     Northern Trust          $ 1.00               N/A              N/A      $167,038,943     $  167,038,943            N/A
Trust        Collective
Corporation  Short-Term
             Investment Fund
             (375 Purchases)

Northern     Northern Trust                N/A     $     1.00              N/A      $165,448,618     $  165,448,618            N/A
Trust        Collective
Corporation  Short-Term
             Investment Fund
             (374 Sales)

Northern     Northern Trust          $ 1.00                N/A              N/A     $ 58,893,140    $    58,893,140            N/A
Trust        Collective
Corporation  Short-Term
             Investment Fund
             (1 Purchase)

Northern     Northern                      N/A     $  1.00                  N/A     $ 58,642,738    $    58,642,738            N/A
Trust        Collective
Corporation  Short-Term
             Investment Fund
             (1 Sale)

                                                                       EXHIBIT 1


                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   -----------------------------------------


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the previously filed Case Corporation S-8 Registration Statement (No. 333-04963) for the Case Corporation Retirement Savings Plan.




                                                ARTHUR ANDERSEN LLP



Milwaukee, Wisconsin.
June 11, 1999.